SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 37)

Cullen/Frost Bankers, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

229899 10 9
(CUSIP Number)

Check the following box if a fee is being paid with this statement: /__/

CUSIP No. 229899 10 9

1) Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons.

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")
74-1751768
_________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See
Instructions).

(a) /__/
(b) /__/
__________________________________________________________________
3) SEC USE ONLY
__________________________________________________________________
4) Citizenship or Place of Organization. Incorporated
under the laws of the State of Texas
__________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
with:

5) Sole Voting Power 304,891
6) Shared Voting Power      2,917,101**
7) Sole Dispositive Power      317,248
8) Shared Dispositive Power 2,696
__________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting
Person. 4,614,499*
________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)
__________________________________________________________________
11) Percent of Class Represented by Amount in Row 9.
7.3%
__________________________________________________________________
12) Type of Reporting Person (See Instructions). HC
__________________________________________________________________

* Includes 1,392,507 shares with respect to which subsidiaries of Cullen/Frost Bankers have no voting power and 4,294,555** shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,909,976 shares held by participants of the 401(k) Plan.

CUSIP No. 229899 10 9
__________________________________________________________________
1) Names of Reporting Persons S.S. or I.R.S. Identification
Nos. of Above Persons

Frost Bank	74-0635455
__________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) /__/
(b) /__/
__________________________________________________________________
3) SEC USE ONLY
__________________________________________________________________
Citizenship or Place of Organization.
Incorporated under the laws of the United States
__________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
With:

5) Sole Voting Power      304,891
6) Shared Voting Power      2,917,101 **
7) Sole Dispositive Power      317,248
8) Shared Dispositive Power 2,696

__________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting
Person. 4,614,499*
__________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)
__________________________________________________________________
11) Percent of Class Represented by Amount in Row 9.
7.3%
__________________________________________________________________
12) Type of Reporting Person (See Instructions). BK
__________________________________________________________________

* Includes 1,392,507 shares with respect to which Frost Bank has no voting power and 4,294,555** shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant of the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,909,976 shares held by participants of the 401(k) Plan.

Item 1 (a) Name of Issuer:

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item 1 (b) Address of Issuer's Principal Executive Offices:

100 West Houston Street
San Antonio, Texas 78205

Item 2 (a) Name of Persons Filing:

Cullen/Frost Bankers and Frost Bank

Item 2 (b) Address or Principal Business Office or, if none,
Residence:

The address of Cullen/Frost Bankers and Frost Bank
is 100 W. Houston Street, San Antonio, Texas 78205

Item 2 (c) Citizenship:

Cullen/Frost Bankers is incorporated under the laws
of the State of Texas; Frost Bank is incorporated
under the laws of the United States.

Item 2 (d) Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e) CUSIP Number:

229899 10 9

Item 3 If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b), check whether the person filing
is a:

(a) [ ] Broker or Dealer registered under section
15 of the Act

(b) [x] Bank as defined in section 3(a)(6) of the
Act (Note: See Items 2, 4, 6, and 7)
(Frost Bank)

(c) [ ] Insurance Company as defined in sections
3(a)(19) of the Act

(d) [ ] Investment Company registered under
sections 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under
section 203 of the Investment Advisers
Act of 1940

(f) [ ] Employee Benefit Plan, Pensions Fund
which is subject to the provisions of
the Employee Retirement Income Security
Act of 1974 or Endowment Fund; see
s 240.13d-1(b) (1) (ii) (F)

(g) [x] Parent Holding Company, in accordance
with s 340.13d-1(b) (ii) (G) (Note: See
Items 2, 4, 5, and 7) (Cullen/Frost
Bankers)

(h) [ ] Group, in accordance with s 240.13d-
1(b) (1) (ii) (H)

Item 4 Ownership:

(a) Amount Beneficially Owned:

At December 31, 2017, Cullen/Frost Bankers was deemed to have owned beneficially 4,614,499 shares of Cullen/Frost Bankers Common Stock, including -0- shares where there was a right to acquire. Included among such shares were shares which were beneficially owned by
Frost Bank, a wholly-owned subsidiary of Cullen/Frost Bankers.

(b) Percent of Class:

Cullen/Frost Bankers        7.3%
Frost Bank    7.3%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Cullen/Frost Bankers     304,891 shares
Frost Bank     304,891

(ii) Shared power to vote or to direct the
vote

Cullen/Frost Bankers 2,917,101** shares
Frost Bank     2,917,101**

(iii) sole power to dispose or to direct the
disposition of

Cullen/Frost Bankers     317,248 shares
Frost Bank      317,248

(iv) shared power to dispose or to direct
the disposition of

Cullen/Frost Bankers     2,696 shares
Frost Bank     2,696

These totals do not include a total of 1,392,507 shares with respect to which Cullen/Frost Bankers and Frost Bank have no voting power and **4,294,555 shares with respect to which Cullen/Frost Bankers and Frost Bank have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers and Frost Bank specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to Rule 13d-4 promulgated under the 1934 Act.

Item 5 Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of
Another Person.

At December 31, 2017, Frost Bank did not own
securities of Cullen/Frost Bankers for their own
account; but, said bank held of record in various
fiduciary capacities an aggregate of 4,614,499 shares.
The Bank has reported to Cullen/Frost Bankers
that these securities, registered in the name of the
reporting bank as fiduciary or in the names of various
of their nominees, were owned by a separate instrument
which sets forth the power of the reporting bank with
regard to the securities held in such account.
Virtually all of these accounts involved persons who
have the right to receive or direct the receipt of
dividends from, or the proceeds of the sale of, the
securities reported in Item 4. The individual
interest of each of said persons did not relate to
more than five percent of the class.

** Includes 2,909,976 shares held by participants of the 401(k) Plan.

Item 7 Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

All of the securities being reported on are held of
record by Frost Bank. Each of such entities
is an Item 3(b) entity. See Items 4 and 6.

Item 8 Identification and Classification of Members of the
Group.

Not Applicable.

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2018

Date

CULLEN/FROST BANKERS, INC.

/s/ Stanley E. McCormick, Jr.
Signature

Stanley E. McCormick Jr., Secretary
Name/Title

FROST BANK

/s/ Russ Morse
Signature

Russ Morse, Executive Vice President
Name/Title

Exhibit A

AGREEMENT

Cullen/Frost Bankers, Inc. and Frost Bank do each hereby agree that the Schedule 13G, to which this
Agreement is attached as Exhibit A, shall be jointly filed by such entities.

IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and Frost Bank, acting by and through a duly authorized officer, have executed this Agreement, on the 12th day of January, 2018.

CULLEN/FROST BANKERS, INC.

By /s/ Stanley E. McCormick, Jr.
Its Secretary

FROST BANK

By /s/ Russ Morse
Its Executive Vice President